CONTACT:   Karen Durand                       RELEASE DATE:  December 6, 1994
           Director, Investor Relations
           (513) 841-6986

                                              FOR IMMEDIATE RELEASE


CINCINNATI, OHIO, December 6, 1994 -- Gibson Greetings, Inc. (NASDAQ:GIBG) said that its customer F&M Distributors, Inc. (F&M) today announced that it had filed for protection under Chapter 11 of the Bankruptcy Code. F&M represented less than 3% of Gibson's revenues in 1993.


F&M has stated that it will continue to operate while it develops a reorganization plan.


As of October 31, 1994 Gibson's books reflected approximately $7.7 million of outstanding F&M trade receivables, approximately $2.6 million of fixtures located in F&M stores and approximately $6.3 million of deferred costs relating to a long-term F&M sales agreement. Gibson's accounting treatment of these various items will depend upon future developments at F&M. Gibson noted that at this time it is too early to speculate about possible changes in its sales volume as the result of F&M's actions.


While it is not possible without additional information to accurately determine the impact on earnings for its fourth quarter ending December 31, 1994, Gibson expects to record a significant charge against its earnings to reflect the exposure resulting from the F&M bankruptcy filing.



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